UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Annual General Meeting of Shareholders

On September 26, 2023, P.V. Nano Cell Ltd., a company organized under the laws of the State of Israel (the “Company”), announced that it will hold its Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) on Thursday, November 9, 2023, beginning at 4:00 p.m. Israel time, at the offices of the Company located at 8 Hamasger Street, Midgal Ha’Emek, Israel 2310102. Copies of the notice and proxy statement for the Annual Meeting and the related proxy card are attached to this Report on Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

Exhibit No.

99.1	P.V. Nano Cell Ltd. Notice and Proxy Statement for the Annual General Meeting to be held on November 9, 2023.
99.2	Form of P.V. Nano Cell Ltd. Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2023	P.V. NANO CELL LTD.

	By:	/s/ Avi Magid
		Name:	Avi Magid
		Title:	Chief Executive Officer

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